10f-3 Transactions Summary
Evergreen Compliance Department has on file a checklist signed by the portfolio manager and a compliance manager stating that the transaction fully complies with the conditions of Rule 10f-3 of the Investment Company Act of 1940.

Fund
Money Market Fund
Security
Berkshire Hathaway
Advisor
EIMCO
Transaction Date
2/5/2010
Cost
"$5,000,000"
Offering Purchase
0.25%
Broker
JP Morgan Securities
Underwriting Syndicate Members
JP Morgan Securities
Wells Fargo Securities